Filed by Carnival Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended

and deemed filed

pursuant to Rule 14a-12 under the Securities Exchange

Act of 1934, as amended

Commission File No.: 001-9610

The following is the content of a page on the website of Carnival Corporation & Carnival plc containing details about the proposed unification and redomiciliation transactions, provided by Carnival Corporation and Carnival plc on December 19, 2025.

A Unified Corporate Structure

One company. One global share price.

On December 19, 2025, Carnival Corporation & plc announced that our Boards of Directors recommend simplifying the existing Carnival Corporation & plc structure from a dual listed company (DLC) arrangement with shares trading separately in New York and London to a single company, Carnival Corporation Ltd, listed solely on the New York Stock Exchange (NYSE) with Carnival plc as its wholly owned UK subsidiary.

We also recommend a strategic shift of Carnival Corporation’s place of legal incorporation from Panama to Bermuda, a jurisdiction widely recognized and aligned with international financial standards, after which Carnival Corporation will be legally registered in Bermuda as Carnival Corporation Ltd.

A Simpler Structure to Reduce Costs and Complexity

Unification will eliminate the different pricing between the two share listings, simplify governance, reporting and administrative complexity, and is expected to increase our company’s weighting in key U.S. stock indices and reduce costs – together strengthening our ability to deliver long-term shareholder value while preserving our core business strategy and key shareholder voting and economic rights.

Benefits of a Simpler Structure

Easier to Understand, Simpler to Operate

One company, one share register and a single global share price. Simplified governance and reporting and reduced administrative complexity.

A Single Share Price

A single listing on the NYSE benefiting all shareholders equally and eliminating the current difference in how the shares are priced in the U.S. versus the UK markets.

Increased Weighting

Greater liquidity and increased weighting in major U.S. stock indexes expected based on a higher market capitalization.

Cost Efficiencies

Reduced administrative, audit, legal and reporting costs expected from the decreased complexity of maintaining a single listed entity instead of a DLC arrangement.

International Financial Standards

Legal incorporation in Bermuda, a jurisdiction widely recognized and aligned with international financial standards.

Largest Global Exchange

Listing on the NYSE, the world’s largest stock exchange by total market capitalization and accessible to most investors worldwide.

What Changes

From:

Two companies with a DLC arrangement and separate share registers – Carnival Corporation listed on the New York Stock Exchange and Carnival plc listed on the London Stock Exchange, with Carnival plc American Depositary Shares also listed on the New York Stock Exchange.

To:

A single company—Carnival Corporation (legally registered as Carnival Corporation Ltd)—with one share register and one global listing on the New York Stock Exchange benefiting all shareholders equally. Carnival plc will be re-registered as a private company wholly owned by Carnival Corporation.

Concurrent Change:

Carnival Corporation also recommends shifting its place of legal incorporation from Panama to Bermuda, a jurisdiction widely recognized and aligned with international financial standards, after which Carnival Corporation will be legally registered in Bermuda as Carnival Corporation Ltd.

What Stays the Same

Unification means:

•	Same business fundamentals including strategy, underlying assets and operations
•	Same commitment to vital UK market and presence in Southampton
•	Same Board composition and executive leadership team
•	Same number of shares you hold, in a one-for-one direct exchange
•	Same approach to dividends consistent with current Carnival Corporation approach
•	Same shareholder benefit program (onboard credit)
•	Same extraordinary guest experience, team member roles and operational excellence

The unification and legal incorporation in Bermuda are expected to preserve key shareholder voting and economic rights.

Share Exchange

Carnival plc shareholders will receive Carnival Corporation (legally registered in Bermuda) shares on a one-for-one basis. No brokerage fees will be charged to shareholders as part of the exchange.

Key Dates

December 19, 2025

Announcement of unification proposal

February 2026

Additional shareholder materials are expected to be issued to Carnival Corporation and Carnival plc shareholders

April 2026

Shareholder meetings and votes to approve unification & legal incorporation in Bermuda

Q2 2026

Subject to shareholder and regulatory approval, the unification of Carnival Corporation and legal incorporation in Bermuda is expected to become effective before the end of Q2 2026

Note: Indicative only. Dates are based on current expectations and are subject to change.

Learn More

Further information on when and how Carnival Corporation & Carnival plc shareholders may cast their votes and attend the meetings of shareholders will be included in the shareholder materials that Carnival Corporation & Carnival plc expect to file with the SEC and provide to shareholders. Carnival Corporation is committed to maintaining strong corporate governance and delivering long-term value to all shareholders.

More information on the proposed unification and legal incorporation in Bermuda will be included in materials Carnival Corporation and Carnival plc expect to file with the Securities and Exchange Commission (SEC) and provide to shareholders. The materials will be available without charge on the SEC's website.

For additional information, please visit our Shareholder FAQ.

Additional resources:

•	Shareholder FAQ
•	Proposals Fact Sheet
•	Proposals Overview Presentation

Important Information for Investors and Stockholders

In connection with the proposed unification and redomiciliation transactions, Carnival Corporation plans to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, containing a Proxy Statement/Prospectus relating to the proposed transactions (collectively, the “Proxy Statement”), and Carnival plc plans to file the Proxy Statement with the SEC. Investors and securityholders of Carnival Corporation and Carnival plc are urged to read the Registration Statement, the Proxy Statement and any other relevant documents filed with the SEC when they are available, because they contain, or will contain, important information about Carnival Corporation and Carnival plc, the proposed transactions and related matters. The final Proxy Statement will be mailed to shareholders of Carnival Corporation and Carnival plc. Investors and securityholders of Carnival Corporation and Carnival plc will be able to obtain copies of the Registration Statement and the Proxy Statement, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Carnival Corporation and Carnival plc, without charge, at the SEC’s website (http://www.sec.gov). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication shall not constitute or form the basis of, and should not be relied on in connection with, any contract or investment decision in relation to the securities of Carnival Corporation or Carnival plc or any other entity.

Participants in the Solicitation

Carnival Corporation, Carnival plc and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Carnival Corporation’s and Carnival plc’s shareholders in respect of the proposed transactions under the rules of the SEC. Information regarding Carnival Corporation’s and Carnival plc’s directors and executive officers is available in Carnival Corporation’s and Carnival plc’s joint Annual Report on Form 10-K for the year ended November 30, 2024 and Carnival Corporation’s and Carnival plc’s joint proxy statement, dated February 28, 2025, for its 2025 annual meeting of stockholders, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Carnival Corporation’s securities by Carnival Corporation’s directors or executive officers or Carnival plc’s securities by Carnival plc’s directors or executive officers from the amounts described in Carnival Corporation’s and Carnival plc’s 2025 joint proxy statement have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Carnival Corporation’s and Carnival plc’s 2025 joint proxy statement and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the Registration Statement, the Proxy Statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains statements herein regarding the proposed unification and redomiciliation transactions, future financial and operating results, benefits of the transactions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed unification and redomiciliation transactions and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to obtain governmental and court approvals of the transactions on the proposed terms and schedule, the failure of Carnival Corporation and Carnival plc shareholders to approve the transactions, the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control and the parties’ ability to achieve the benefits from the proposed transactions. Additional factors that may affect future results are contained in Carnival Corporation’s and Carnival plc’s filings with the SEC, including Carnival Corporation’s and Carnival plc’s most recent joint Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and, except to the extent legally required, any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed.